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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the five-month period ended May 28, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number: 001-13836
Full title of the plan and the address of the plan, if different from that of the issuer named below:
TYCO INTERNATIONAL (US) INC. RETIREMENT SAVINGS AND INVESTMENT PLAN VII Tyco International (US) Inc. 9 Roszel Road Princeton, NJ 08540
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TYCO INTERNATIONAL LTD. Second Floor, 90 Pitts Bay Road Pembroke, HM 08, Bermuda

NOTE REGARDING THIS ANNUAL REPORT

        This Annual Report is being filed by the Tyco International (US) Inc. Retirement Savings and Investment Plan VII (the "Plan") for the period that began on January 1, 2004 and ended on May 28, 2004. On May 28, 2004, the Plan was merged into the Tyco International (US) Inc. Retirement Savings and Investment Plan V.

i

REQUIRED INFORMATION

Item 4.    Financial Statements and Exhibits

(a)	Financial Statements:
Financial statements prepared in accordance with the financial reporting requirements of ERISA filed herewith are listed on page 1 hereof below in lieu of the requirements of Items 1 to 3.
Exhibits:
	23	Consent of Mitchell & Titus, LLP, Independent Registered Public Accounting Firm

Tyco International (US) Inc.

Retirement Savings and Investment Plan VII
Financial Statements
May 28, 2004
With Report of Independent Registered Public
Accounting Firm

TYCO INTERNATIONAL (US) INC.
Retirement Savings and Investment Plan VII
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	4
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of May 28, 2004 and December 31, 2003	5
Statement of Changes in Net Assets Available for Benefits for the Period Ended May 28, 2004	6
Notes to Financial Statements	7

SUPPLEMENTAL SCHEDULES*:

*
Certain schedules are included with Form 5500 of the Master Trust (Annual Return/Report of Employee Benefit Plan) filed with the Department of Labor for the period ended May 28, 2004 and are not required to be disclosed for this Plan.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of
    Tyco International (US) Inc. Retirement
    Savings and Investment Plan VII

        We have audited the accompanying statements of net assets available for benefits of Tyco International (US) Inc. Retirement Savings and Investment Plan VII ("Plan") as of May 28, 2004 and December 31, 2003 and the related statement of changes in net assets available for benefits for the period ended May 28, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1, the Plan was merged into the Tyco International (US) Inc. Retirement Savings and Investment Plan V effective May 28, 2004.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of May 28, 2004, and the changes in net assets available for benefits for the period then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Mitchell & Titus, LLP
New York, New York
November 12, 2004

Tyco International (US) Inc.
Retirement Savings and Investment Plan VII
Statements of Net Assets Available for Benefits

	May 28, 2004	December 31, 2003
Assets
Investment in the Tyco International (US) Inc.
Retirement Savings and Investment Plan Master Trust:
Investments
At fair value:
Shares of registered investment companies:
Bond Fund of America	$—	$18,485
Fidelity Freedom Income Fund	—	849
Fidelity Freedom 2010 Fund	—	75,844
Fidelity Freedom 2020 Fund	—	22,080
Fidelity Freedom 2030 Fund	—	14,460
Fidelity Freedom 2040 Fund	—	6,458
Fidelity Growth Company Fund	—	11,438
Fidelity Puritan Fund	—	5,684
Fidelity U.S. Equity Index Pool Fund	—	173,615
Franklin Small-Mid Cap Growth A Fund	—	6,885
Janus Worldwide Fund	—	2,735
Neuberger Berman Guardian Trust Fund	—	315
PIMCO Capital Appreciation Fund	—	79,692
Templeton Foreign Fund A	—	56,579
Vanguard Windsor II Fund	—	50,488

Total registered investment companies	—	525,607
Tyco International Ltd. Stock Fund	—	86,952
Participant notes receivable	—	5,495

Total investments at fair value	—	618,054
At contract value:
Interest Income Fund	—	858,628

Total investments	—	1,476,682

Net assets available for benefits	$—	$1,476,682

The accompanying notes are an integral part of the financial statements.

Tyco International (US) Inc.
Retirement Savings and Investment Plan VII
Statement of Changes in Net Assets Available for Benefits
For the Period Ended May 28, 2004

Sources of net assets
Investment gain from the Tyco International (US) Inc.
Retirement Savings and Investment Plan Master Trust	$32,472

Total sources	32,472

Application of net assets
Benefits paid to participants	174,742
Participant fees	45

Total applications	174,787

Net decrease prior to net transfer to affiliated plan	(142,315)
Transfer to affiliated plan (See Note 7)	(1,334,367)

Net decrease in net assets available for benefits	(1,476,682)
Net assets available for benefits:
Beginning of period	1,476,682

End of period	$—

The accompanying notes are an integral part of the financial statements.

Tyco International (US) Inc.
Retirement Savings and Investment Plan VII
Notes to Financial Statements

May 28, 2004

1.    Description of Plan

        On December 29, 2000, Lucent Technologies, Inc. completed the sale of its Power Systems business ("Power Systems business") to a subsidiary of Tyco International Ltd. The Tyco International (US) Inc. Retirement Savings and Investment Plan VII (the "Plan") is a defined contribution plan sponsored by Tyco International (US) Inc. ("Tyco" or "Plan Sponsor") which was established to receive a trust-to-trust transfer from the Lucent Technologies, Inc. Long Term Savings and Security Plan ("Lucent Plan"). Employees of the Power Systems business who were participants in the Lucent Plan began participating in this Plan on January 1, 2001. On March 30, 2001, plan assets representing participant balances from the Lucent Plan totaling $7,556,000 were transferred into the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Selected Plan provisions are described below. Participants should refer to the Plan agreement and summary plan description for more complete information.

  Plan Merger

        On May 28 2004, the Plan merged into Tyco International (US) Inc. Retirement Savings and Investment Plan V ("RSIP V"). The net assets of the Plan were transferred to RSIP V on May 28, 2004. The Plan Sponsor and Plan's tax counsel believe that the Plan merger was a tax-exempt transaction under the applicable provisions of the Internal Revenue Code ("IRC"), and, therefore, is not subject to federal income taxes.

  Eligibility

        Employees of Tyco Electronics Power Systems, Inc. (formerly the Power Systems business) and affiliates (the "Employer") are eligible to participate in the Plan following the completion of six months of service. Certain employees subject to a collective bargaining unit represented by the Communications Workers of America are eligible to participate upon employment.

        During 2002, Tyco completed a plan to reduce the number of manufacturing plants and sales offices within the Power Systems business, which significantly reduced the number of employees and, therefore, active participants contributing into the Plan in 2002 and thereafter.

  Contributions

        Contributions are subject to IRC limitations. Contributions to the Plan are funded on a per pay period basis.

        Participant contributions—Participants make a minimum voluntary contribution and may increase their voluntary contributions up to a certain limit of compensation.

        Employer contributions—Certain voluntary contributions are matched by the Employer based on the participant's contribution, subject to certain limitations, in accordance with the terms of the Plan agreement. Employer contributions may be made either in cash or in common shares of Tyco International Ltd. and are invested in the Tyco International Ltd. Stock Fund.

  Participant Accounts

        Each participant's account is credited with the participant's contribution, employer contribution, and an allocation of earnings, and is charged with participant fees, as applicable. Participants are entitled to the benefit that can be provided from the participant's vested account.

  Vesting

        Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Companies' contribution portion of their accounts plus actual earnings thereon is based on years of vesting service. Effective January 1, 2002, participants who perform an hour of service on or after that date are fully vested following three years of vesting service. Prior to January 1, 2002, a participant was generally 100 percent vested after five years of credited service. Participants employed in the Power Systems division of Lucent Technologies, Inc. and who were eligible to participate in the Lucent Plan on December 29, 2000 became fully vested in their account balances.

        Participants may also become fully vested upon death, disability, layoff or attainment of age 65. Amounts forfeited prior to vesting shall be used to pay Plan expenses and to reduce future employer contributions.

  Forfeitures

        Nonvested forfeitures may be used to reduce expenses or matching contributions. During the period ended May 28, 2004 no forfeitures were used to reduce administrative expenses and contributions. At May 28, 2004, there were no forfeited nonvested accounts.

  Investment Options

        Plan participants are able to direct the investment of their Plan holdings (employer and employee contribution) into various investment options offered under the Plan on a daily basis. The investment options consist of registered investment companies, the Interest Income Fund (see Note 5) and the Tyco International Ltd. Stock Fund (see Note 6). Employer contributions are invested in the Tyco International Ltd Stock Fund. Upon attainment of age 55, participants may elect to direct investment of the employer contributions (and cumulative earnings thereon) to investment options other than the Tyco International Ltd. Stock Fund. There were no active participants in the Plan for the period ended May 28, 2004 and the year ended December 31, 2003.

  Participant Notes Receivable

        Participants are allowed to borrow from their accounts. The minimum amount that a participant may borrow is $1,000. The maximum amount that a participant may borrow is the lesser of: (i) 50% of the participant's vested balance; or (ii) $50,000 less the highest loan balance outstanding in the previous twelve months. Participants are allowed to have one loan outstanding at a time but loans may be renegotiated when a participant's compensation is reduced. Loans are adequately secured and bear a reasonable interest rate. Loans must be repaid by payroll deductions and upon termination of service, all loans must be repaid in full within three months following termination. There were no loans as of May 28, 2004. Interest rates ranged from 4.0% to 9.5% at December 31, 2003.

  Payment of Benefits

        On termination of service, death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the participant's vested interest in their account in accordance with the terms of the Plan agreement. In certain cases, discretionary annual withdrawals may be made.

Participants may also make certain in-service withdrawals in accordance with the terms of the Plan agreement.

  Administrative Expenses

        Expenses for participant loans are paid by loan applicants and the Plan. Other expenses (generally including recordkeeping, communications, legal, consulting, and audit fees) incurred in the administration of the Plan are charged against participant accounts, unless paid by the employer. During the period ended May 28, 2004, Tyco elected to pay the administrative expenses of the Plan. Certain investment fees are offset against investment income.

  Plan Administration

        The Plan is administered by a retirement committee consisting of at least three persons appointed by the Board of Directors of the Plan Sponsor. Fidelity Investments Institutional Operations Company, Inc. maintains the participant accounts as recordkeeper of the Plan.

2.    Summary of Significant Accounting Policies

  Basis of Accounting

        The accompanying financial statements are prepared under the accrual method of accounting.

  Investments in the Master Trust

        The Plan participates in the Tyco International (US) Inc. Retirement Savings and Investment Plan Master Trust (the "Master Trust") with six other Tyco sponsored defined contribution plans ("RSIPs").

        The Plan's investment in the Master Trust is recorded at an amount equal to the Plan's interest in the underlying investments of the Master Trust. Investments of the Master Trust are stated at fair value with the exception of investment contracts and insurance contracts. Common shares are valued based on quoted market prices. Registered investment companies and bank collective investment funds are valued based on net asset value. Investment and insurance contracts are valued at contract value (cost plus accrued interest) which approximates fair value. Participant notes receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        The Plan records investment income (loss) from the Master Trust (including interest, dividends, net unrealized and realized gains and losses) based upon each plan's participants' ownership in the underlying investments comprising the Master Trust. Expenses for participant loans and hardship withdrawals are allocated on a participant basis. Other expenses that are offset against forfeitures are specifically charged to each plan, as applicable. Certain investment management fees are offset against investment income.

  Benefit Payments

        Benefit payments to participants are recorded when distributed.

  Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Sponsor to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

3.    Income Tax Status

        The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated September 6, 2001 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC. Therefore, no provision for income taxes is required.

4.    Investments in the Master Trust

        As explained in Note 2, the Plan's assets are commingled with the assets of six other Tyco sponsored defined contribution plans in the Master Trust. Fidelity Management Trust Company, the trustee for the Master Trust, holds the Master Trust's investment assets, provides recordkeeping and administrative functions for each of the plans participating in the Master Trust, and executes investment transactions as directed by participants.

        The Plan held no investments in the Master Trust as of May 28, 2004. The Plan's relative share of ownership of the total net assets of the Master Trust was less than 1% as of December 31, 2003. The Plan's relative share of ownership varies in each of the underlying investments of the Master Trust.

        The following table presents the fair values of investments for the Master Trust. Certain amounts in 2003 financial information have been reclassified to conform to the 2004 presentation.

	May 28, 2004	December 31, 2003
Investments at fair value:
Registered investment companies	$2,659,861,524	$2,550,508,600
Common stock funds	475,464,872	428,033,457
Bank collective investment funds	34,886,107	32,240,848
Participant notes receivable	131,078,059	123,029,297

Total investments at fair value	3,301,290,562	3,133,812,202
Investments at contract value:
Investment contracts	932,322,094	930,828,532

Total Investments	$4,233,612,656	$4,064,640,734

        Investment income for the Master Trust is as follows:

Period Ended May 28, 2004
Investment income:
Net appreciation in fair value of investments:
Registered investment companies	$39,765,360
Common stock funds	62,634,779
Net appreciation in investment contracts, at contract value	15,604,992
Interest and dividends	8,271,598

Total Investment Income	$126,276,729

5.    Interest Income Fund

        The Interest Income Fund is an investment option offered to participants and is comprised of investment contracts issued by banks, insurance companies, investment companies and other financial institutions and bank collective investment funds. The following information relates to the Interest Income Fund in the Master Trust:

	As of May 28, 2004
	No. of Contracts	No. of Institutions	Range of Crediting Rates	Average Yield
Interest Income Fund	26	15	3.35%-7.45%	4.17%
	As of December 31, 2003
	No. of Contracts	No. of Institutions	Range of Crediting Rates	Average Yield
Interest Income Fund	28	16	3.66%-7.45%	4.26%

        Interest is credited on the contributions deposited in these contracts at a fixed rate as stipulated in the contracts.

        The retirement committee approves all of the investments with the issuing companies using investment guidelines. These guidelines require issuers to have a credit rating of "A" or better and limit the total exposure to any single investment contract or issuer.

6.    Related Party Transactions

        The Plan invests in a unitized stock fund, Tyco International Ltd. Stock Fund, which is comprised of a short-term investment fund component and common shares of Tyco International Ltd., ultimate parent of the Plan Sponsor. The unit values of the fund are recorded and maintained by Fidelity Management Trust Company, Trustee of the Master Trust and Plan. During the period ended May 28, 2004, the Plan purchased units in the funds in the approximate amount of $8,300, sold units in the fund in the approximate amount of $107,700, and had net appreciation in the fair value of investments of approximately $12,400. There were no plan investments in the fund at May 28, 2004. The total value of the Plan's investment in the fund was approximately $87,000 at December 31, 2003. Certain of the

Plan's assets are invested in registered investment companies for which Fidelity Management and Research Company ("FMR Corp.") provides investment advisory services. FMR Corp. is an affiliate of both Fidelity Management Trust Company, the Trustee of the Plan, and Fidelity Investments Institutional Operations Company, Inc., recordkeeper of the Plan. There were no expenses paid to FMR Corp. and/or its affiliates by the Plan during the period ended May 28, 2004. These transactions, as well as participant loans, qualify as party in interest transactions.

7.    Transfer to Affilated Plan

        During the period ended May 28, 2004, assets transferred to an affiliated plan from the Plan were as follows:

Plan Name	Date	Assets Transferred
Tyco International (US) Inc. Retirement Savings and Investment Plan V	5/28/04	$1,334,367

8.    Litigation Contingency

        Tyco International Ltd ("TIL")/Tyco International (US) Inc and certain of its current and former employees, officers and directors, have been named as defendants in eight class actions brought under ERISA. The complaints purport to bring claims on behalf of the Plan and the participants therein.

        Two of the actions were filed in the United States District Court for the District of New Hampshire and the six remaining actions were transferred to that Court by the Judicial Panel on Multidistrict Litigation. All eight actions have been consolidated in the District Court in New Hampshire (the "Court").

        On February 3, 2003, the plaintiffs filed a Consolidated Amended Complaint asserting causes of action under ERISA. That complaint named as defendants TIL and certain of its present and former officers and directors, its wholly owned subsidiary Tyco, its retirement committee, and certain of its present and former officers, directors and employees. The complaint asserts that the defendants breached their fiduciary duties under ERISA by negligently misrepresenting and negligently failing to disclose material information concerning, among other things, the following in TIL's financial statements: related-party transactions and executive compensation; mergers and acquisitions and the accounting thereof, as well as allegedly undisclosed acquisitions; and misstatements of financial results. The complaint also asserts that the defendants breached their fiduciary duties by allowing the Plans to invest in TIL shares when it was not a prudent investment. The plaintiffs seek a declaration that the defendants are not entitled to protection under ERISA's safe harbor provision; an order compelling the defendants to make good to the Plans all losses caused by the defendants' alleged breaches of fiduciary duty; imposition of a constructive trust on any amount by which any defendant was unjustly enriched; and order enjoining future violations of ERISA; actual damages in the amount of any losses the Plans suffered; costs and attorneys' fees; and an order for equitable restitution and other appropriate equitable monetary relief.

        On April 4, 2003, TIL and several other defendants moved to dismiss the consolidated complaint. Shortly thereafter the other defendants also moved to dismiss. TIL's motion to dismiss remains pending before the court. On July 18, 2003, TIL filed its reply memorandum in further support of its motion to dismiss. Shortly thereafter other defendants filed their reply briefs. Oral argument was heard by the Court on May 13, 2004.

        On July 24, 2002, TIL received notice that the U.S. Department of Labor ("DOL") had initiated a review of one of the seven RSIPs. As the investigation progressed, it expanded to encompass all seven of the RSIPs.

        In conjunction with the inquiry, the DOL made several requests for documentation and information regarding the Plans. The DOL issued subpoenas for records from TIL and from Fidelity Management Trust and Fidelity Investments Institutional Operations Company, Inc. in their capacity as trustee and record keeper respectively, for the RSIPs. Recently, the DOL has advised us that it will begin conducting discovery interviews with certain former employees.

        The current focus of the DOL's inquiry concerns investment losses allegedly experienced by the RSIPs due to their investments in TIL common shares. The DOL has authority to bring suit on behalf of the RSIPs and their participants against those acting as fiduciaries to the RSIPs for recovery of losses and additional penalties, although it has not informed TIL of any intention to do so. The DOL has given no indication of any preliminary conclusions based on its inquiry to date, nor has it offered a time frame in which it anticipates concluding its inquiry.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TYCO INTERNATIONAL (US) INC. RETIREMENT SAVINGS AND INVESTMENT PLAN VII
Date: November 23, 2004	/s/ JANE F. GREENMAN Jane F. Greenman Chairperson, Administrative Committee

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NOTE REGARDING THIS ANNUAL REPORT
REQUIRED INFORMATION
TYCO INTERNATIONAL (US) INC. Retirement Savings and Investment Plan VII Table of Contents
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Tyco International (US) Inc. Retirement Savings and Investment Plan VII Statements of Net Assets Available for Benefits
Tyco International (US) Inc. Retirement Savings and Investment Plan VII Statement of Changes in Net Assets Available for Benefits For the Period Ended May 28, 2004
Tyco International (US) Inc. Retirement Savings and Investment Plan VII Notes to Financial Statements May 28, 2004
SIGNATURES